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                                                                    EXHIBIT 99.2

[LOGO OF OPENTV]

Fellow shareholders,

   2000 was a year of significant growth and repositioning for OpenTV. I'm pleased to announce that in addition to increasing our revenue base substantially, we also reached important operational milestones during the course of the year. Each of these accomplishments further solidified our standing as the world's leading interactive television and media solutions company.

   For the full year 2000, OpenTV generated $63.1 million in revenues, a record for the company and an increase of 143 percent from 1999. During the year we continued to see robust growth in interactive television, or iTV, across broad geographic regions, including the U.S., Europe, Asia, and South America.

   In 2000 the marketplace demonstrated greater acceptance of our solutions, through the deployment of set-top boxes, the launch of applications, and the provision of our professional services. In 2000, we believe we reached critical mass in several of our target markets. We view this achievement as further validation of not just our technology but our business model as well.

   As of this writing, OpenTV technology is present in over 14 million set-top boxes around the world--up from just over 6 million at the end of 1999--a strong testament to the increasing popularity of interactive television services in general, and our solutions in particular. On the strength of our middleware solutions, we feel we are now ideally positioned to offer the products and services that our customers--and their customers--are demanding.

Extending our iTV leadership.

   Over the year OpenTV undertook a number of strategic initiatives to further strengthen our leadership in the interactive television market, and to meet the increasing global demand for interactive services. Foremost among these initiatives was our acquisition of Spyglass in July 2000.

   Our Spyglass acquisition expanded our Internet technology base, adding the most widely deployed Internet browser in the U.S. cable TV industry--Device Mosaic--to our collection of product offerings. Spyglass also enhanced our ability to serve our customers by expanding our professional services organization. This group provides customized solutions and strategic consulting, which allow our customers to expedite the launch of iTV services to their customers.

   With Spyglass, we have been able to extend OpenTV's leadership in interactive television while affording network operators and content providers the opportunity to leverage their interactive television and Internet services across multiple platforms and devices.

The complete iTV solution.

   In addition to expanding OpenTV through the Spyglass acquisition, we also enhanced our platform software product line by creating an entirely new division--OpenTVi--devoted to developing interactive television content, applications, and server-based technologies.

   These three lines of business--platform software, professional services, and interactive television content and technologies--allow us to provide our customers the solutions they need to launch an interactive digital television platform, whether cable, satellite, or terrestrial, with a rich array of interactive content.

   Simply put, we believe OpenTV offers the industry's only complete iTV solution.
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Leading the way.

   I'm pleased to report to you a number of other notable events that contributed to our success in 2000.

   In the U.S., EchoStar selected OpenTV to power the iTV services for its DISH Network. In addition to providing the platform for EchoStar's iTV services, we are partnering with EchoStar to create interactive television content, including games, commerce, information services, customer support, and more.

   Furthering OpenTV's technology leadership, Motorola named OpenTV a preferred iTV software and development partner, and licensed Device Mosaic for use in its next-generation digital set-top boxes. We also signed a series of agreements with Motorola, dedicated to accelerating their interactive television deployments worldwide.

   Sony chose Device Mosaic to power its new interactive television set-top receiver, scheduled for deployment by Cablevision in 2001. Device Mosaic is also the browser of choice for companies such as TiVo, WorldGate, and Zenith Telecruz.

   USA Media Cable chose OpenTV to develop and manage its advanced iTV services--such as commerce, on-demand news, weather, sports, entertainment, and information--on its installed base of Motorola DCT-2000 digital set-top receivers in Half Moon Bay, California. This system will serve as a reference platform for other cable systems deploying the DCT-2000, the most widely deployed digital set-top box in the U.S. cable TV industry.

   In 2000, OpenTV also partnered with some of our largest customers to develop personal video recording functionality for their set-top receivers. In the UK, we extended our relationship with BSkyB to develop and market BSkyB's Integrated Personal Television Recorder. In the U.S., we partnered with EchoStar to develop personal video recording functionality for EchoStar's DISH Network Pro 501 set-top satellite receiver.

   Finally, we added key personnel to our company during the year. I believe our management team is exceptionally strong, with a broad mix of experience in digital television platforms and interactive television services. I look forward to working with them, and for you, as we strive to realize opportunities that lie ahead in interactive television.

Looking ahead.

   While I am extremely proud of what we have accomplished in the past year, I am even more excited about the possibilities that lie ahead. We feel that we are well-positioned to continue driving the acceptance of digital interactive television, not only by offering our customers the most advanced solutions, but, more importantly, by demonstrating to them the attractiveness of a solid iTV business model.

   Our mission in 2001 will be to continue to provide cost-effective digital interactive television solutions to clients worldwide; to become the worldwide standard middleware platform for the delivery of interactive television; to enhance and extend our technology for next-generation products; to develop recurring revenue opportunities; and to leverage our leadership in interactive television services into wireless applications.

   On behalf of the management and staff at OpenTV, I want to thank you for your ongoing support. I look forward to your continued participation as a member of the OpenTV family.

Sincerely,

/s/ James Ackerman
James Ackerman
Chief Executive Officer